Exhibit 12.1

MAN FINANCIAL

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

(Dollars in Thousands)

	Year Ended March 31,
	2007	2006	2005	2004
Income before provision for taxes	$289,663	$88,026	$123,768	$102,988
Add: Fixed Charges
Interest expense	3,414,841	1,103,961	469,139	264,274
Portion of rents representative of an interest factor	6,387	5,813	3,298	2,743

Total fixed charges	3,421,228	1,109,774	472,437	267,017

Income before provision for taxes plus total fixed charges	$3,710,891	$1,197,800	$596,205	$370,005

Ratio of earnings to fixed charges	1.08	1.08	1.26	1.39

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest costs, amortization of debt expense and an appropriate interest factor on operating leases.